FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 9 December 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               ------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                     --------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No |X|
                                    ---           ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.
Enclosures:

London Stock Exchange announcement - Block    9 December, 2003            4 inc
listing six monthly returns (x2)

________________________________________________________________________________
                                                                     SCHEDULE 5
________________________________________________________________________________

                        BLOCK LISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25 The North Colonnade
         Canary Wharf
         London E14 5HS

AVS No. ___________



________________________________________________________________________________
1. Name of Company                            :   ebookers plc
2. Name of Scheme                             :
                                                  ebookers plc Executive Share
                                                  Option Scheme 1999
________________________________________________________________________________
3. Period of return                           :
                                                  From 29/11/2002 to 28/05/2003
________________________________________________________________________________

________________________________________________________________________________
4. Number and class of  share(s)  [amount of  :   275,789 Ordinary Shares of 14p
stock/debt security] not issued under scheme      each
________________________________________________________________________________
5. Number of shares issued/ allotted under    :   58,672
scheme during period
________________________________________________________________________________
6. Balance under scheme not yet issued/       :   217,117
allotted at end of period
________________________________________________________________________________
7. Number and class of  share(s)  [amount of
stock/ debt security]  originally listed and  :   500,000 Ordinary Shares of 14p
the date of admission                             each on 28/05/2002
________________________________________________________________________________

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 63,422,282 Ordinary Shares of 14p each.
________________________________________________________________________________

Contact for queries - Name: Paul Churchill/ Kay Ballard
Address: The Share Option Centre Limited, 1-3 Norton Folgate, London E1 6DB
Telephone: 020 7247 8777
________________________________________________________________________________

Person making return:

Name: Helen O'Byrne

Position: General Counsel & Company Secretary
________________________________________________________________________________

________________________________________________________________________________
                                                                     SCHEDULE 5
________________________________________________________________________________

                        BLOCK LISTING SIX MONTHLY RETURN
________________________________________________________________________________

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25 The North Colonnade
         Canary Wharf
         London E14 5HS

AVS No. ___________

________________________________________________________________________________
1. Name of Company                                ebookers plc

________________________________________________________________________________
2. Name of Scheme                             :
                                                  ebookers plc Executive Share
                                                  Option Scheme 1999
________________________________________________________________________________

3. Period of return                           :   From 29/05/2003 to 29/11/2003
________________________________________________________________________________


4. Number and class of  share(s)  [amount of  :   217,117 Ordinary Shares of 14p
stock/debt security] not issued under scheme      each
________________________________________________________________________________
                                                  476,644
5. Number of shares issued/ allotted under    :
scheme during period                              (Additional Listing of
                                                  1,500,000 Ordinary Shares of
                                                  14p each on 03/07/2003)
________________________________________________________________________________


6. Balance under scheme not yet issued/       :   1,240,473
allotted at end of period
________________________________________________________________________________
7. Number and class of  share(s)  [amount of
stock/ debt security]  originally listed and  :   500,000 Ordinary Shares of 14p
the date of admission                              each on 28/05/2002
________________________________________________________________________________

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 64,899,930 Ordinary Shares of 14p each.
________________________________________________________________________________
Contact for queries - Name: Paul Churchill/ Kay Ballard Address: The Share Option Centre Limited, 1-3 Norton Folgate, London E1 6DB Telephone: 020 7247 8777
________________________________________________________________________________


Person making return:

Name: Helen O'Byrne

Position: General Counsel & Company Secretary

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   9 December 2003
                                                     /s/ Leigh Grant
                                                     ---------------------------
                                                     Deputy Company Secretary
                                                     ebookers plc